Please disregard the Delaying Amendment filed on March 27, 2000, Accession Number 0000820027-00-000265 under File Number 002-63552.

AMERICAN EXPRESS FUNDS

Leslie L. Ogg
Vice President and General Counsel



March 13, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

ATTN: Ms. Patsy W. Mengiste, Document Control - EDGAR

Re:      AXP High Yield Tax-Exempt Fund, Inc.
         Registration Statement on Form N-14


Dear Ms. Mengiste:

The above-referenced Registration Statement was inadvertently filed on March 10, 2000 pursuant to Rule 488 instead of Rule 473 of the Securities Act of 1993. Therefore the cover page of the above-referenced Registration Statement is revised as follows:

The following is deleted:

It is proposed that this filing will become effective on April 10, 2000 pursuant to Rule 488.

The following is added:

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine. It is proposed that this filing will become effective on April 10, 2000.

Please contact Heidi Brommer at 612-671-2403 or Eileen Newhouse at 612-671-2772 with any questions.

Sincerely,



/s/ Leslie L. Ogg
    Leslie L. Ogg
    Vice President, General Counsel and Secretary